Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Security National Financial Corporation (the “Company,” “we,” “us,” or “our”) has one class of securities, our Class A common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The general terms and provisions of our capital stock are summarized below. The below is a general summary, does not purport to be complete, and is subject to, and qualified in its entirety by, reference to our Articles of Amendment and Restatement to the Articles of Incorporation, referred to herein as our “Articles,” and our Amended Bylaws, referred to herein as our “Bylaws,” each of which have been filed as an exhibit to our most recent Annual Report on Form 10-K, of which this exhibit is a part, and the applicable provisions of the Utah Revised Business Corporation Act (the “Act”). We encourage you to review complete copies of our Articles and Bylaws and the applicable provisions of the Act for additional information.

Authorized Capital Stock

We are authorized to issue 56,000,000 shares of capital stock, divided into the following classes:

●	40,000,000 shares of Class A common stock, $2.00 par value per share;

●	5,000,000 shares of Class B common stock, $1.00 par value per share;

●	6,000,000 shares of Class C common stock, $2.00 par value per share; and

●	5,000,000 shares of Preferred Stock, $1.00 par value per share.

Description of Common Stock

Voting Rights.

Class A Common Stock. For the election of directors and for all other proper corporate matters, each share of Class A common stock is entitled to one vote. The holders of Class A common stock, voting separately as a class, are entitled to elect one-third of the directors of the Company at shareholder meetings called for the election of directors (or, if one-third is not a whole number, the next higher whole number of directors).

Class C Common Stock. In the election of directors not reserved for Class A shareholders and for all other proper corporate matters, each share of Class C common stock is entitled to ten votes.

Class B Common Stock. Class B common stock is non-voting stock save for certain matters affecting the rights, preferences and terms of Class B stock as outlined in the Act and the Articles.

Cumulative voting is not permitted in elections of directors or for any other purpose.

Dividend Rights.

All outstanding shares of common stock share equally in dividends declared by the Board of Directors, subject to the following limitations:

Cash Dividends: Class C common shares are limited to receiving 90% of the per share cash dividends paid on the Class A and/or Class B common shares.

Liquidating Dividends and Distributions: Class C common shares are limited to receiving 90% of the per share liquidating distributions paid on the Class A and/or Class B common shares.

All Other Distributions: With respect to all other distributions on common stock (excluding cash dividends and liquidating dividends and distributions), Class C common shares are limited to receiving per share distributions of no more than the per share distributions paid on the Class A and/or Class B common shares.

Stock Dividends. The classes of common stock share equally in stock dividends declared and payable in common stock, with each class of shareholders being entitled to receive equivalent distributions to those declared on the other classes of common stock.

Dividends are payable at the discretion of the Board of Directors at such times and in such amounts as it deems advisable, subject to the provisions of applicable law.

Transfer Restrictions on Class C Common Stock

Shares of Class C common stock may only be transferred to a Permitted Transferee of the transferring holder. Permitted Transferees include, among others, spouses, trusts, charitable organizations and certain entities. Any purported transfer of Class C common stock to a person who is not a Permitted Transferee will automatically result in the conversion of the transferred shares into Class A common stock on a one-for-one basis.

Notwithstanding the foregoing transfer restrictions, a Class C holder may pledge shares of Class C common stock as collateral security for indebtedness, provided that such shares shall not be transferred to or registered in the name of the pledgee. In the event of foreclosure or other similar action by the pledgee, the pledged shares may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Class A common stock, at the pledgee’s election.

Conversion Rights

Class C to Class A. Each share of Class C common stock may at any time be converted into one fully paid and non-assessable share of Class A common stock, except that following a shareholder vote approving a plan of complete liquidation or dissolution of the Company, the conversion ratio shall be 1.111 shares of Class C common stock for one share of Class A common stock (provided that upon abandonment of a plan of liquidation or dissolution, the conversion ratio reverts to one-for-one).

Other Rights

The holders of our common stock do not have preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable thereto.

Listing

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “SNFCA.”

Description of Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, $1.00 par value per share, in one or more series, from time to time, with such rights and preferences as determined by our Board of Directors with respect to such series.

Anti-Takeover Effects of Provisions of Utah Law and Our Charter Documents

Director Liability.

Our Articles limit the personal liability of our directors to the Company and our shareholders to the fullest extent permitted by the Act or any other applicable law. The inclusion of this provision in our Articles may reduce the likelihood of derivative litigation against our directors and may discourage or deter shareholders or management from bringing a lawsuit against our directors for breach of their duty of care.

Indemnification

The Company is required to indemnify all officers and directors against monetary damages for any action taken or any failure to take action to the fullest extent permitted by the Act.

Supermajority Voting Requirements for Certain Business Combinations

Requirements under our Articles

Our Articles require the affirmative vote of the holders of at least 75% of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class, to approve certain Business Combinations involving an Interested Stockholder. Business Combinations subject to this requirement include:

●	Any merger or consolidation of the Company or any subsidiary with (i) any Interested Stockholder or (ii) any other corporation that is, or after such merger or consolidation would be, an affiliate of an Interested Stockholder;

●	Any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of all or a “Substantial Part” (more than 25% of the fair market value of the total assets of the Company) of the Company’s property and assets to or with any Interested Stockholder or any affiliate of an Interested Stockholder;

●	The adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Stockholder or any affiliate of an Interested Stockholder; and

●	Any reclassification of securities (including any reverse stock split), recapitalization, or other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary owned by any Interested Stockholder or any affiliate of an Interested Stockholder.

An “Interested Stockholder” for purposes of the Articles is generally defined as any person (other than the Company or any subsidiary) who: (i) is the beneficial owner, directly or indirectly, of more than 5% of the outstanding Voting Stock or more than 5% of the voting power of the outstanding Voting Stock; (ii) is an affiliate of the Company and at any time within the two-year period prior to the date in question was the beneficial owner of more than 5% of the outstanding Voting Stock; or (iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock that were at any time within the two-year period prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession occurred in a transaction not involving a public offering.

The supermajority voting requirement of the Articles does not apply to a Business Combination that has been approved by a majority of the “Nonpartisan Directors” (i.e., members of the Board of Directors who are unaffiliated with the Interested Stockholder and were members of the Board prior to the time the Interested Stockholder became an Interested Stockholder, and their qualifying successors).

Any amendment or repeal of, or adoption of any provision inconsistent with, the Business Combinations article of the Articles requires the affirmative vote of the holders of 75% or more of the voting power of the then-outstanding Voting Stock, voting together as a single class, unless such amendment has been approved by a majority of the Nonpartisan Directors.

Requirements under the Act

Furthermore, under Sections 16-10a-1801 to 16-10a-1804 of the Utah Code and certain amendments to Section 16-10a-840 of the Utah Code, we are prohibited from entering into a business combination, such as a merger, consolidation, recapitalization, asset sale, or disposition of stock, with any person that meets the definition of “interested shareholder” (discussed further below), including any entity that is, or after the business combination would be, an affiliate or associate of an interested shareholder, for a period of five years after the date such person became an interested shareholder, unless one of the of the following conditions is met:

●	the business combination, or the acquisition of stock that resulted in the person becoming an interested shareholder, was approved by our Board of Directors prior to the person becoming an interested shareholder;

●	the business combination is approved by a majority of our non-interested shareholders at a meeting called no earlier than five years after the date the person first became an interested shareholder; or

●	the cash and other consideration to be delivered to the holder of each share of our common stock meets certain minimum value criteria.

For purposes of the business combination provisions, an “interested shareholder” includes any person who owns (or, in the case of affiliates and associates, did own within the last five years) 20% or more of that corporation’s voting stock. These provisions may have an anti-takeover effect with respect to such business combinations.

Requirements under the Utah Control Shares Acquisitions Act

We are subject to the Control Shares Acquisitions Act, or Control Shares Act, as set forth in Sections 61-6-1 to 61-6-12 of the Utah Code. The Control Shares Acquisition Act provides that any person or entity that acquires control shares of an issuing public corporation in a control share acquisition is denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the issuing public corporation elects to restore such voting rights.

Our Bylaws provide that if a person proposes to make or has made a control share acquisition and no acquiring person statement has been delivered to the Company, or if the acquiring person has filed the acquiring person statement but the control shares have not been accorded full voting rights by the shareholders, the Company shall have the right to redeem, at fair market value, the control shares of the acquiring person within 60 days after the last acquisition of control shares by the acquiring person. In the event control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, the shareholders of the Company shall not have dissenter’s rights as provided in the Control Shares Act.

We expect the Control Shares Acquisitions Act to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors. The Control Shares Acquisition Act may also discourage takeover attempts that might result in a premium over the market price for the shares of Class A common stock held by our shareholders.

Forum for Adjudication of Disputes

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Act, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Utah. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to this forum selection provision.